Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealers in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agents through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

MAJOR TRANSACTION

ACQUISITION OF AIRCRAFT

24 June 2016

 - i -

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“Acquisition”	the acquisition of the Boeing Aircraft under the Boeing Aircraft Acquisition Agreement

“Articles of Association”	the articles of association of the Company

“available tonne kilometers” or “ATKs”	the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown

“Board”	the board of Directors

“Boeing”	the Boeing Company, the vendor to the Boeing Aircraft Acquisition Agreement

“Boeing Aircraft”	10 B737-800 aircraft, the subject matter of the Boeing Aircraft Acquisition Agreement

“Boeing Aircraft Acquisition Agreement”	the aircraft acquisition agreement entered into between Boeing and Xiamen Airlines on 26 April 2016, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell the Boeing Aircraft

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, Macau and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling Shareholder of the Company

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries (as defined under the Listing Rules)

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Latest Practicable Date”	20 June 2016, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Previous Boeing Aircraft Purchase”	the acquisition from Boeing of 30 B737NG series aircraft and 50 B737 MAX series aircraft by the Company under the aircraft acquisition agreement dated 17 December 2015 and the acquisition from Boeing of 30 B737 MAX series aircraft by Xiamen Airlines under the aircraft acquisition agreement dated 17 December 2015

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	share of RMB1.00 each in the capital of the Company

“Shareholder(s)”	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	supervisor(s) of the Company

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 55% by the Company

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Non-Executive Directors:	Unit 301, 3/F, Office Tower
Wang Chang Shun (Chairman of the Board)	Guanhao Science Park Phase I
Yuan Xin An	12 Yuyan Street, Luogang District
Yang Li Hua	Guangzhou
PRC 510530
Executive Directors:
Tan Wan Geng (Vice Chairman of the Board)
Zhang Zi Fang
Li Shao Bin

Independent Non-Executive Directors:
Ning Xiang Dong
Liu Chang Le
Tan Jin Song
Guo Wei
Jiao Shu Ge

Supervisors:
Pan Fu (Chairman of the Supervisory Committee)
Li Jia Shi
Zhang Wei
Yang Yi Hua
Wu De Ming

24 June 2016

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

ACQUISITION OF AIRCRAFT

INTRODUCTION

Reference is made to the announcement of the Company dated 26 April 2016. The purpose of this circular is to provide you with, among other things, further details of the Acquisition.

LETTER FROM THE BOARD

BOEING AIRCRAFT ACQUISITION AGREEMENT

Date

26 April 2016 (after trading hours)

Parties

(i)	Xiamen Airlines, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Xiamen Airlines is owned as to 55% by the Company and is a subsidiary of the Company under the Listing Rules.

(ii)	The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Boeing and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

10 B737-800 aircraft

Consideration

According to the information provided by Boeing, the catalogue price of each Boeing B737-800 aircraft is priced about US$85.06 million. Such catalogue price includes price for airframe and engine.

The Boeing Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Boeing Aircraft, which is payable in cash, and determined after an arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of the substantial price concessions granted by Boeing in relation to the Boeing Aircraft. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Boeing Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Boeing Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group’s cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Boeing Aircraft.

LETTER FROM THE BOARD

The Board is of the view that the extent of the price concessions granted to the Company in the Acquisition is comparable with the price concessions that the Group had obtained in the past. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the previous purchase on the Group’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Acquisition is payable by cash in United States dollars. The consideration will be partly payable by cash and partly by financing arrangements with banking institutions. The Boeing Aircraft will be delivered in stages to Xiamen Airlines during the period commencing from 2017 to 2018 and the consideration for each of the relevant Boeing Aircraft will be paid according to its respective delivery schedule.

Source of funding

The Acquisition will be funded partly by internal resources of Xiamen Airlines and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the Latest Practicable Date, Xiamen Airlines has not entered into any agreement with any of these commercial banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and comply with the applicable Listing Rules when Xiamen Airlines enters into any agreement with any commercial bank for financing the Acquisition.

CONDITIONS PRECEDENT

The Acquisition is subject to the following:

(i)	the approval of the relevant government authorities in the PRC; and

(ii)	the Shareholders’ approval,

pursuant to the Listing Rules, the Articles of Association and the relevant rules and regulations of the Shanghai Stock Exchange.

None of the Shareholders is required to abstain from voting in respect of the proposed resolution to approve the Acquisition.

REASONS FOR THE ACQUISITION

The Directors (including the independent non-executive Directors) consider that the Acquisition is consistent with the development strategy and the aircraft fleet structure plan of the Group under the 13th Five-Year Plan; and the Acquisition will facilitate the optimization of the Group’s fleet structures, thus maximizing the operational efficiency and enhancing the competitiveness of the Group. It is expected that the Acquisition will make the Company have a better performance on the cost and efficiency as well as provide the comfortable travel experience to customers, so as to enhance the competitiveness of the Group. The Boeing Aircraft will increase the ATKs of the Group by 1.8%, when compared to the ATKs of the Group as at 31 December 2015, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet.

LETTER FROM THE BOARD

The Directors (including the independent non-executive Directors) consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Aircraft Acquisition Agreements are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

IMPLICATION UNDER THE LISTING RULES

Pursuant to Rule 14.22 of the Listing Rules, the relevant percentage ratio for the Acquisition, aggregated with the Previous Boeing Aircraft Purchase, with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25% and less than 100%. The Acquisition will together with the Previous Boeing Aircraft Purchase constitute a major transaction, therefore is also subject to the reporting, announcement and shareholders’ approval requirements under the Listing Rules.

The Acquisition is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

To the best of the knowledge, information and belief of the Directors, after having made all reasonable enquiries, no Shareholder or any of their respective associates have any material interest in the Boeing Aircraft Acquisition Agreement and the Acquisition, thus no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Boeing Aircraft Acquisition Agreement and the Acquisition. As disclosed in the announcement of the Company dated 26 April 2016, the Company has obtained a written shareholder approval from CSAHC, the controlling Shareholder holding approximately 51.99% of the total issued shares of the Company, in lieu of holding a general meeting to approve the Boeing Aircraft Acquisition Agreement and the Acquisition in accordance with Rule 14.44 of the Listing Rules.

FINANCIAL AND TRADING PROSPECTS

It is expected that global economic growth will slightly speed up, but weak recovery will still be the overall trend. The economy of China will possibly become steady and slow down, even touch the bottom gradually, forming the stage bottom of middle and high growth and enter into a relatively stable growth platform. The civil aviation of the world will keep a sound growing trend, and it is expected that the passenger volume of civil aviation in China will continue to grow rapidly. However, it is difficult to forecast the pricing trend of aviation fuel in the future and there is still great risk of exchange rate fluctuations. The Group faces rapid development of low cost carriers and high-speed rail and increasingly fierce competition in markets as well. There are both opportunities and challenges. Therefore, the following works are necessary:

LETTER FROM THE BOARD

1.	We shall give full play to safety system with foresight, strengthen data application, standardize risk management, reinforce the analysis of typical cases, adhere to closed-loop management, intensify qualification construction and promote integrated safety flight. In 2016, the Group will make ensure an aviation safety year.

2.	Oriented on market demands, we will continue optimizing the fleet structure by combining macro-environment and industrial development trend. In 2016, the Group plans to introduce 58 aircraft and dispose 18 aircraft. It is expected that the available seats kilometers will increase by 10.6% as compared to the same period of the previous year, representing an increase of 5.2% and 25.0% in respect of domestic available seats kilometers and international (including region) available seats kilometers, respectively.

3.	We will improve comprehensive operation efficiency, refine aviation fuel management, strengthen resources integration and control, and continue perfecting contingency plans. We will speed up the construction of transit hubs, and build high-efficiency flight delay handling system and hub operation system oriented on passenger experiences.

4.	We will continue enlarging the effect of “Canton Route” and perfecting domestic and international network layouts. We will leverage key markets to optimize the structure of domestic capacity, reinforce the advantageous position of Australia and New Zealand markets and continue increasing our involvement in the North American market. We will strengthen the international flights network construction of Urumqi hub and enrich the network of Central Asia and Western Asia.

5.	We will keep abreast with market and customer demands, leverage the mainstream trend of Internet, actively respond to the fierce competition of domestic market and constantly improve the management quality of international flights. We will strengthen competitive advantages of key domestic markets and improve market discourse right. We will constantly improve international marketing capability to develop and attract more high-end customers, reinforce marketing innovation and actively launch value-added products, enlarge the scope of coordination with existing domestic partners, perfect the fixed term interaction mechanism with alliance partners and constantly increase the synergy value.

6.	We will strengthen the construction of Guangzhou and Shanghai cargo transportation hubs and constantly improve the management levels of freighter. We will seize the market opportunities including courier, cross-border online retailers, and strength the management of bellyhold. We will actively develop general aviation, and based on consolidating traditional markets such as offshore energy services. We will also vigorously develop onshore business, and actively explore multiple markets, such as flight training, external maintenance, trust, etc.

LETTER FROM THE BOARD

7.	We will focus on transit service to improve the convenience, further improve the language, meal and entertainment experiences of passengers, give play to the customer care center, and facilitate the improvement of services with complaints. Offline services will be gradually transferred online besides resolving the problems in respect of passenger experience with the thinking of “Internet +”, and publicizing the electronic channel services in each link. In addition, we will launch tableware, comfort products, in-flight entertainment brand cooperation, etc, and push on food specialties, rapid rescheduling, etc.

8.	We will reinforce the achievements of comprehensive budget management, optimize cost standardization management and benchmarking management, strengthen process control, improve the precision level of management and control of large projects and greatly reduce operating costs. We will innovate financing tools, broaden financing channels, reduce financing costs, optimize debt structure, control asset-liability ratio and enhance the ability to resist risks. New models of transferring overseas lease to domestic lease will be further developed to reduce leasing cost.

RECOMMENDATION AND SHAREHOLDERS’ WRITTEN APPROVAL

This circular is despatched to Shareholders for information purpose only. No general meeting will be convened for approving the Acquisition. As at the Latest Practicable Date, CSAHC was the controlling Shareholder holding approximately 51.99% of the total issued shares of the Company.

Although no general meeting will be convened, the Board considers that the Acquisition was entered into on normal commercial terms and the terms of the Acquisition are fair and reasonable and are in the best interests of the Company and the Shareholders as a whole. Accordingly, if a general meeting were convened for approving the Acquisition, the Board would have recommended the Shareholders to vote in favour of the Acquisition.

ADDITIONAL INFORMATION

Your attention is drawn to the financial and general information set out in the appendices to this circular.

By Order of the Board
Wang Chang Shun
Chairman

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	FINANCIAL INFORMATION OF THE GROUP

Financial information of the Group for each of the three years ended 31 December 2015, 2014 and 2013 are disclosed in the following documents which have been published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com):

•	annual report of the Company for the year ended 31 December 2015 published on 29 April 2016 (pages 122 – 204);

http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0429/LTN20160429593.pdf

•	annual report of the Company for the year ended 31 December 2014 published on 22 April 2015 (pages 112 – 200); and

http://www.hkexnews.hk/listedco/listconews/SEHK/2015/0422/LTN201504221086.pdf

•	annual report of the Company for the year ended 31 December 2013 published on 22 April 2014 (pages 76 – 185).

http://www.hkexnews.hk/listedco/listconews/SEHK/2014/0422/LTN20140422627.pdf

2.	INDEBTEDNESS

At the close of business on 30 April 2016, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the total indebtedness of the Group was as follows:

RMB (Million)

Bank loans and other loans
Unsecured loans	14,713
Secured loans	3,361

Total	18,074

Obligations under finance leases
Secured obligations under finance leases without guarantee	57,300
Secured obligations under finance leases with guarantee	556

Total	57,856

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

RMB (Million)

Corporate bond	8,000

RMB (Million)

Ultra-short-term financing bills	17,300

Guarantees provided
Personal bank loans for pilot trainees	440

At 30 April 2016, bank and other loans of the Group of approximately RMB2,941 million were secured by certain aircraft with a carrying amount of RMB5,483 million. Bank and other loans of the Group of approximately RMB365 million were secured by certain land use right of RMB65 million and investment property of RMB49 million. Obligations under finance leases were secured by the relevant leased aircraft with a carrying amount of RMB72,903 million. In addition, bank and other loans of approximately RMB55 million and obligations under finance leases of approximately RMB556 million were guaranteed by certain banks.

Save as aforesaid or as otherwise mentioned herein and apart from intra-group liabilities, the Group did not have any outstanding mortgages, charges, debentures, loan capital, debt securities, bank loans and overdrafts or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities as at the close of business on 30 April 2016.

The Directors are not aware of any material changes in the indebtedness or contingent liabilities of the Group since 30 April 2016.

3.	EFFECT

The Group’s principal business activity is that of civil aviation. Following the completion of the Acquisition, the Group’s passenger volume is expected to increase and operating cost per available seat kilometres is expected to decrease. The Boeing Aircraft will increase the ATKs of the Group by 1.8%, when compared to the ATKs of the Group as at 31 December 2015, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet. As a result, the Group’s earnings are expected to be better off. The Group therefore considered that the Acquisition is in the best interest of the Group.

As the Acquisition will be partly financed through commercial loans from commercial banks and partly financed by internal fund, the Acquisition may therefore result in an increase in the Company’s debt-to-equity ratio, but as the consideration for the Acquisition is payable by instalments, it is not expected to have any substantial impact on the Company’s cash-flow position or its business operations and the Acquisition will not add immediate financial burden to the Company. The Acquisition is not expected to result in any material impact on the earnings, assets and liabilities of the Group.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

4.	MATERIAL ADVERSE CHANGE

The Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2015 (being the date to which the latest published audited financial statements of the Company were made up).

5.	WORKING CAPITAL

Taking into account the present internal resources and the available banking facilities of the Group, and considering the effect of the Acquisition and the Previous Boeing Aircraft Purchase, the Directors, after due and careful enquiry, are of the opinion that the working capital of the Group is sufficient for at least 12 months from the date of this circular.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

APPENDIX II	GENERAL INFORMATION

						% of the total
				% of the	% of the	issued share
Name of			Number of	total issued	total issued	capital of the
shareholder	Capacity	Type of Share	Shares held	A Shares	H Shares	Company

CSAHC (Note)	Beneficial owner	A Share	4,039,228,665(L)	57.52%	–	41.14%

	Interest in controlled corporation	H Share	1,064,770,000(L)	–	38.10%	10.85%

		Total	5,103,998,665(L)	–	–	51.99%

Nan Lung Holding	Beneficial Owner	H Share	1,064,770,000(L)	–	38.10%	10.85%
Limited (“Nan Lung”) (Note)	Interest in controlled corporation

Note:	CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

As at the Latest Practicable Date, Mr. Wang Chang Shun, Mr. Yuan Xin An and Ms. Yang Li Hua were also senior management of CSAHC.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

APPENDIX II	GENERAL INFORMATION

5.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)	None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2015, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b)	None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

6.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

7.	MISCELLANEOUS

(a)	The company secretary of the Company is Mr. Xie Bing.

Mr. Xie Bing, male, born in September 1973, 42, with a university degree, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a Senior Economist, has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange. Mr. Xie is a CPC member and began his career in July 1995. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAHC from 2003 to 2007. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007 to December 2009. Mr. Xie has been the Company Secretary and Director of the Company Secretary Office since December 2009.

(b)	The registered address of the Company is at Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Luogang District, Guangzhou, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(c)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

APPENDIX II	GENERAL INFORMATION

8.	MATERIAL CONTRACTS

The following contracts have been entered into by the Group (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this circular:

(a)	An agreement supplemental dated 31 December 2013 to the old airport property management framework agreement between the Company and China Southern Airlines Group Property Management Company Limited (“CSAGPMC”) on 28 December 2012, pursuant to which the parties have agreed to revise the services fee in relation to provision of property management and maintenance services by CSAGPMC for the Company’s several properties at the old Baiyun Airport and surrounding in Guangzhou from RMB22,250,000 per annum to RMB27,300,000 per annum.

(b)	An agreement supplemental dated 31 December 2013 to the new airport property management framework agreement between the Company and CSAGPMC on 11 January 2013, pursuant to which the parties have agreed to revise the services fee in relation to the provision of property management and maintenance services by CSAGPMC for the Company’s leased properties at the airport terminal, the base and the 110KV transformer substation at the new Baiyun International Airport from RMB32,750,000 per annum to RMB42,700,000 per annum.

(c)	An import and export agency framework agreement (the “Import and Export Agency Framework Agreement”) dated 9 January 2014 between the Company and SAIETC, a wholly owned subsidiary of CSAHC, pursuant to which SAIETC agrees to provide the (1) import and export services of aircraft, aircraft engines, flight equipment, aircraft simulator, special vehicles for airline use, communication and navigation facilities, ground facilities, computer software and etc., and the relevant lease services; (2) customs clearance services; (3) customs declaration and inspection services, and the relevant storage, transportation and insurance agency services; and (4) tendering and agency services to the Group. The maximum annual aggregate amount of the services fee payable by the Company to SAIETC under the Import and Export Agency Framework Agreement for each of the three years ending 31 December 2016 shall not exceed RMB160 million.

(d)	A property lease agreement (the “Property Lease Agreement”) dated 9 January 2014 between the Company and CSAHC, pursuant to which CSAHC agreed to lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement for each of the three years ending 31 December 2016 shall not exceed RMB40,114,700.

(e)	A land lease agreement (the “Land Lease Agreement”) dated 9 January 2014 between the Company and CSAHC, pursuant to which CSAHC agreed to lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Land Lease Agreement for each of the three years ending 31 December 2016 shall not exceed RMB 63,582,200.

APPENDIX II	GENERAL INFORMATION

(f)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 1”) dated 16 May 2014 between the Company and Airbus S.A.S, pursuant to which the Company agreed to acquire and Airbus S.A.S agreed to sell 30 Airbus A320 series aircraft and 50 A320 NEO series aircraft. The catalogue price of one Airbus A320 series aircraft is priced differently in the range of US$85.8 million and US$110.1 million and one A320 NEO series aircraft is priced differently in the range of US$94.4 million to US$120.5 million.

(g)	An aircraft disposal agreement dated 16 May 2014 between the Company and Airbus S.A.S, pursuant to which the Company agreed to sell and Airbus S.A.S agreed to acquire 6 ERJ145 aircraft, certain aircraft spare parts and spare engines.

(h)	An equity transfer agreement dated 13 October 2014 between Xiamen Airlines and Hebei Airlines Investment Group Company Limited, pursuant to which Xiamen Airlines agreed to acquire the 95.50% equity interest in Hebei Airlines Company Limited for RMB680 million.

(i)	The electronic aviation passenger comprehensive insurance four parties cooperation agreements (the “Cooperation Agreements”) dated 21 November 2014 between Guangdong CSA E-commerce Co., Ltd. (“E-commerce Company”, a wholly-owned subsidiary of the Company), Southern Airlines Group Finance Company Limited (the “Finance Company”), Air Union Insurance Brokers (Beijing) Co., Ltd. (“Air Union”) and each of the four insurance companies, respectively, for a period of three years commencing from 12 June 2014 to 31 May 2017. Pursuant to the Cooperation Agreements, the E-commerce Company agreed to authorise other parties to use the B2C website, the mobile terminal air tickets sale platform and VOS sale system of the Company for sales of online insurances in consideration for a fixed service fees for each policy sold through its electronic platform. The Group will charge a fixed service fee of RMB5 for each insurance policy sold through its electronic platforms. The annual caps in relation to the service fees to be charged by the Group are RMB14.24 million, RMB30.27 million, RMB42.38 million and RMB24.72 million for the seven months ended 31 December 2014, for the two years ending 31 December 2016 and the five months ending 31 May 2017.

(j)	An asset lease agreement (the “Asset Lease Agreement”) dated 29 December 2014 between the Company and CSAHC, pursuant to which the parties agreed to renew the existing asset lease agreement dated 25 September 2012. CSAHC agreed to continue to lease the Company certain parcels of land, properties and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou, Zhanjiang, Changsha and Nanyang (mainly referred to Jiangying Airport) for a term of three years commencing from 1 January 2015 to 31 December 2017. Under the Asset Lease Agreement, the annual rent payable by the Company is RMB86,268,700 and the Company shall fund this wholly out of its internal funds.

APPENDIX II	GENERAL INFORMATION

(k)	A property management framework agreement (the “Property Management Framework Agreement”) dated 29 December 2014 between the Company and CSAGPMC to renew the appointment of CSAGPMC for the provision of property management and maintenance services for the Company’s properties at the old Baiyun Airport and the new Baiyun International Airport and surrounding in Guangzhou, the Company’s leased properties in the airport terminal at New Baiyun International Airport, the base and the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment. In addition, CSAGPMC has also been appointed for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services to the Group, which is newly added services to be provided by CSAGPMC to the Group. The Property Management Framework Agreement is for a fixed term of three years, commencing from 1 January 2015 to 31 December 2017, and is renewable by agreement between both parties thereto. The annual cap for the Property Management Framework Agreement was set at RMB90 million, RMB92 million and RMB96 million for each of the three years ending 31 December 2017, respectively.

(l)	A supplemental agreement dated 29 December 2014 to the media service framework agreement between the Company and Southern Airlines Culture and Media Co., Ltd. (“SACM”) to revise the annual cap for services provided by the SACM and its subsidiaries for the period from 1 January 2015 to 31 December 2015 from RMB113 million to RMB118.5 million.

(m)	A supplemental agreement dated 4 May 2015 to the financial services agreement (the “Financial Services Agreement”) dated 8 November 2013 between the Company and the Finance Company to revise each of the Cap in relation to the provision of deposit services and provision of the loan services for the period from the effective date of the Supplemental Agreement to 31 December 2016 from RMB6 billion to RMB8 billion.

(n)	A supplemental agreement dated 4 May 2015 to the financial services framework agreement pursuant to which the parties have agreed to revise the cap for the period from the effective date of the Supplemental Agreement to 31 December 2016 from RMB6 billion to RMB8 billion.

(o)	A share transfer agreement (the “Share Transfer Agreement”) dated 14 July 2015 between the Company and Xiamen Jianfa Group Co., Ltd. (“Xiamen Jianfa”), pursuant to which the Company agreed to purchase and Xiamen Jianfa agreed to sell 4% equity interests in Xiamen Airlines Company Limited at the consideration of RMB586,666,667.

(p)	An agreement supplemental dated 13 August 2015 to the Property Lease Agreement pursuant to which the parties have agreed that the maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement for the two years ending 31 December 2016 shall be slightly adjusted to not more than RMB40,270,700 (original cap of RMB40,114,700) and RMB40,348,700 (original cap of RMB40,114,700), respectively.

APPENDIX II	GENERAL INFORMATION

(q)	An insurance business platform cooperation framework agreement (the “Cooperation Framework Agreement”) dated 19 November 2015 between the Company and the Finance Company on the sale of aviation insurance for two years from 1 January 2015 to 31 December 2016. Pursuant to the insurance business platform cooperation arrangements under the Cooperation Framework Agreement, the Company as the platform service provider, agreed to cooperate with the Finance Company, and authorise the Finance Company to use the various platforms of the Group including online channels and ground service counter channels as the sales platforms for sale of various insurances relating to aviation transportation including baggage insurance and aviation passenger accident insurance. The annual cap for the Cooperation Framework Agreement was set at RMB40 million and RMB60 million for each of the two years ending 31 December 2016, respectively.

(r)	A supplemental agreement dated 8 December 2015 to the Share Transfer Agreement, pursuant to which the parties agreed to adjust the consideration from RMB586,666,667 to RMB626,666,667 so as to reflect the profit attribution arrangement.

(s)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 2”) dated 17 December 2015 between the Company and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell 30 B737NG series aircraft and 50 B737MAX series aircraft. The catalogue price of each Boeing B737NG series aircraft and B737MAX is priced about US$81.16 million and US$96.07 million.

(t)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 3”) dated 17 December 2015 between Xiamen Airlines and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell 30 B737MAX series aircraft. The catalogue price of one Boeing B737MAX is priced about US$96.07 million.

(u)	Boeing Aircraft Acquisition Agreement.

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including 11 July 2016:

(a)	Articles of Association;

(b)	the material contracts referred to in the paragraph headed “Material Contracts” in this Appendix;

(c)	the 2015 and 2014 Annual Reports.

APPENDIX II	GENERAL INFORMATION

The Company has applied a waiver for the Acquisition from strict compliance with Rule 14.58(4), Rule 14.66(10) and Appendix 1B paragraph 43(2)(b) to the Listing Rules from the Stock Exchange, so that only the redacted version of Aircraft Acquisition Agreement 1, Aircraft Acquisition Agreement 2, Aircraft Acquisition Agreement 3 and Boeing Aircraft Acquisition Agreement will be available for inspection by the public. Information in relation to the actual consideration will not be disclosed in the aforesaid aircraft acquisition agreements.